

Mail Stop 4561

May 14, 2010

James C. Granger
Chief Executive Officer
Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

> **Re:** **Wireless Ronin Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-33169**

Dear Mr. Granger:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Select Customers, page 6

1. We note that sales to ARAMARK represented 21.7% of total sales in 2009, sales to Thomson Reuters represented 15.8% of total sales in 2009, sales to Chrysler, through BBDO Detroit/Windsor, represented 14.3% of total sales in 2009 and that sales to KFC represented 10.1% in 2009. Your relationships with these customers appear to be material and therefore you should expand your discussion of you contractual

relationships with them in your Business section. Refer to Item 101(c)(1)(vii) of Regulation S-K. In addition, please advise whether you have agreements with these customers upon which you are substantially dependent for purposes of Item 601 of Regulation S-K.

Risk Factors, page 25

2.   We note your disclosure in your Form 10-K filed March 26, 2010 that pursuant to the Loan and Security Agreement you require the prior written consent of Silicon Valley Bank to, among other things, dispose of assets, change CEO or COO, merge or consolidate, acquire all or substantially all of the capital stock or property of another person or become liable for any indebtedness (other than permitted indebtedness). Please tell us what consideration you gave to creating a risk factor in future filings discussing the restrictions imposed by this agreement.

Management's Discussion and Analysis or Plan of Operation

Overview, page 28

3.   Please expand this section in future filings to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that your executives focus on in evaluating financial condition and operating performance and consider addressing the material operations, risks and challenges facing Wireless Ronin and how management is dealing with these issues. Please also consider enhancing your disclosure to address any material trends. Refer to Release No. 33-8350.

Exhibit Index, E-1

4.   In future filings, describe the exhibit referenced in Exhibit Number 4.1. Your current disclosure does not respond to the requirements of Item 601 of Regulation S-K to identify your material exhibits.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, with any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director